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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Schwertfeger, Timothy R. (Last) (First) (Middle)		Nuveen Investments, Inc. JNC

	333 West Wacker Drive	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Chicago, IL 60606 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman & Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		05/09/2002				A		110,000(1)(2)	A			277,000(1)		D

	Common Stock		05/03/2002				G		4,000(1)	D					I		Joint Tenant with Wife

	Common Stock		05/07/2002				G		3,450(1)	D					I		Joint Tenant with Wife

	Common Stock		05/23/2002				G		656(1)	D					I		Joint Tenant with Wife

	Common Stock		05/23/2002				G		660(1)	D					I		Joint Tenant with Wife

	Common Stock		12/12/2002				G		2,000(1)	D					I		Joint Tenant with Wife

	Common Stock		12/30/2002				G		8,300(1)	D					I		Joint Tenant with Wife

	Common Stock		12/30/2002				G		2,850	D					I		Joint Tenant with Wife

	Common Stock		12/31/2002				G		1,000(1)	D					I		Joint Tenant with Wife

	Common Stock		12/31/2002				G		1,000(1)	D			661,852(1)		I		Joint Tenant with Wife

	Common Stock												3,000(1)		I		By Son

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Non-Qualified Stock Option (right to buy)(3)		$27.115(1)		01/11/2002				A		200,000(1)

	Non-Qualified Stock Option (right to buy)(4)		$27.500(1)		06/10/2002				A		540,000(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/11/2005	01/11/2012		Common Stock	200,000(1)				200,000(1)		D

	06/10/2008	06/10/2012		Common Stock	540,000(1)				540,000(1)		D

Explanation of Responses:

(1) On June 24, 2002, the Company effected a 2-for-1 split of its common stock. As a result, the number of shares and the number of shares underlying options held by the Reporting Person as of June 3, 2002 have been adjusted to two times their pre-split amounts. In addition, the exercise prices of options held by the Reporting Person as of June 3, 2002 have been adjusted to one-half their pre-split amounts.

(2) Consist of shares of restricted stock the receipt of which has been deferred by Reporting Person until the end of his employment with the Company.

(3) Non-Qualified Stock Options will become exercisable in a single installment on January 11, 2005.

(4) The options will vest and become exercisable no earlier than June 10, 2005 if the average closing price of the Company's stock on New York Stock Exchange exceeds $39.00 per share for 20 consecutive business days.

/s/ LARRY W. MARTIN **Signature of Reporting Person	2-13-03 Date
Larry W. Martin, signed under POA Timothy R. Schwertfeger

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.